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October 22, 2024	Austin Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New York Orange County Paris Riyadh* San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tel Aviv Tokyo Washington, D.C.

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Ruairi Regan
Dorrie Yale

Re:	DP Cap Acquisition Corp I
Preliminary Proxy Statement on Schedule 14A Filed October 15, 2024 File No. 001-41041

Ladies and Gentlemen:

On behalf of our client, DP Cap Acquisition Corp I (the “Company”), we are submitting this letter in response to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter, dated October 22, 2024 (the “Comment Letter”), regarding the Company’s Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”), as filed with the SEC on October 15, 2024.

Concurrently with this letter, the Company is filing a revised Preliminary Proxy Statement on Schedule 14A, which has been revised to reflect the Company’s response to the Comment Letter, as well as certain other changes.

For ease of review, we have set forth below the Staff’s comment in bold type, followed by the Company’s response thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the revised Preliminary Proxy Statement and all references to page numbers in such response are to page numbers in the revised Preliminary Proxy Statement.

Latham & Watkins is the business name of Latham & Watkins (London) LLP, a registered limited liability partnership organised under the laws of New York and authorised and regulated by the Solicitors Regulation Authority (SRA No. 203820).  A list of the names of the partners of Latham & Watkins (London) LLP is open to inspection at its principal place of business, 99 Bishopsgate, London EC2M 3XF, and such persons are either solicitors, registered foreign lawyers, or managers authorised by the SRA.  We are affiliated with the firm Latham & Watkins LLP, a limited liability partnership organised under the laws of Delaware.

*In cooperation with the Law Firm of Salman M. Al-Sudairi LLC

October 22, 2024 Page 2

General

We note that you are seeking to extend your termination date from November 12, 2024 to an undetermined date in 2025, a date which is more than 36 months from your initial public offering. We also note that you are currently listed on Nasdaq and your statement that Nasdaq "could" seek to suspend and delist your securities from its exchange at the end of the 36-month period. We also note that Nasdaq Rule 5815 was amended effective October 7, 2024 to provide for the immediate suspension and delisting upon issuance of a delisting determination letter for failure to meet the requirement in Nasdaq Rule IM 5101-2(b) to complete one or more business combinations within 36 months of the date of effectiveness of its IPO registration statement. Please revise to state that your securities will face immediate suspension and delisting action once you receive a delisting determination letter from Nasdaq after the 36-month window ends on November 8, 2024. Please disclose the risks of non-compliance with this rule, including that under the new framework, Nasdaq may only reverse the determination if it finds it made a factual error applying the applicable rule. In addition, please also expand on your discussion of the consequences of any such suspension or delisting, including any potential impact on your ability to complete an initial business combination, any impact on the market for your securities including demand for your securities, and any impact on securities holders due to your securities no longer being considered “covered securities.”

Response: The Staff’s comment is duly noted and we have revised the disclosure in the Preliminary Proxy Statement as requested.

* * *

We hope the foregoing answer is responsive to your comment. Please do not hesitate to contact me by telephone at +44.20.7710.1169 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Jason Hyatt
Jason Hyatt of LATHAM & WATKINS LLP

cc:	Scott Savitz, Chairman and Chief Executive Officer, 10X Capital Venture Acquisition Corp. II